FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2011

SUN MEDIA CORPORATION / CORPORATION SUN MEDIA

(Name of Registrant)

333 King Street East,

Toronto, Ontario, Canada M5A 3X5

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

SUN MEDIA CORPORATION

Filed in this Form 6-K

Documents index

1.	Press release dated January 10, 2011.

Sun Media Corporation Announces Notice of Redemption for Any and

All of its 7 5/8% Senior Notes due 2013

Montréal, January 10, 2011—Sun Media Corporation today announced that it has issued a notice of redemption for any and all of its outstanding 7 5/8% Senior Notes due 2013. As set forth in the notice of redemption issued today, the redemption date is February 15, 2011, and the redemption price is par (plus, accrued and unpaid interest, if any). Sun Media will finance this redemption using cash-on-hand and a portion of the net proceeds of a contribution to it from Quebecor Media Inc. that will be funded with a portion of Quebecor Media’s previously completed private offering of 7 3/8% Senior Notes due 2021.

This announcement does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities in any jurisdiction. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of National Instrument 51-102 Continuous Disclosure Obligations in Canada (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. By their nature, forward-looking statements require us to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements. For additional information regarding these risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read the section entitled “Risk Factors” of Sun Media’s annual report on Form 20-F for the year ended December 31, 2009 as well as the section entitled “Risks and Uncertainties” in the Management Discussion and Analysis report for the year ended December 31, 2009 prepared by Quebecor Inc. for further details and descriptions of these and other factors. We will not update these statements unless applicable securities laws require us to do so.

About Quebecor Media

Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), a communications company with operations in North America, Europe and Asia. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe.ca., operator of a network of English and French language Internet properties in Canada; Quebecor Media Network, provider of flyer printing and distribution services; TVA Group Inc., operator of the largest French language over the air television network in Québec, a number of specialty channels, and the English language over the air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:

Jean-François Pruneau

Chief Financial Officer

Quebecor Inc. and Quebecor Media Inc.

514.380.4144

jean-francois.pruneau@quebecor.com

or

J. Serge Sasseville

Vice President, Corporate and Institutional Affairs

Quebecor Media Inc.

514.380.1864

serge.sasseville@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: January 12, 2011